EXHIBIT 11  COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands except per share data)

                                      Second Quarter           Six Months
                                   1994         1993        1994         1993
Net income........................$ 28,527     $ 25,344     $56,376      $50,247

Preferred dividends...............     102          278         231          555

Income available to common
  shareholders....................$ 28,425     $ 25,066     $56,145      $49,692


Weighted average of common
 stock equivalents................  29,975       29,450      29,883       29,427

Weighted average of preferred
  stock convertible to common
  stock equivalents...............     343          842         548          842

Weighted average of fully
 diluted common stock equivalents.  30,318       30,292      30,431       30,269


Primary earnings per share
 (income available to common
  shareholders divided by weighted
  average of common stock
  equivalents)....................$   0.95     $   0.85     $  1.88      $  1.69

Fully diluted earnings per share
 (net income divided by weighted
  average of fully diluted
  common stock equivalents).......$   0.94     $   0.84     $  1.85      $  1.66


Note: The effect of stock options outstanding are not dilutive to earnings per share as defined in APB 15 and therefore are not included with the above calculations.